Exhibit 99.1

XP INC. PROVIDES FIRST QUARTER 2020 KPIs & HOSTS WEB MEETING

São Paulo, Brazil, April 15, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today selected key retail performance indicators (KPIs) and operating metrics for the first quarter ended March 31, 2020. The presented information is unaudited, reflects XP´s management’s current views and is subject to revision.

1Q20 KPIs

•	Total AUC of R$366 billion as of March 31, 2020

•	Active Clients (‘000)[1] surpassed the mark of 2 million, increasing 18% QoQ

•	NPS, a widely known survey methodology used to measure customer satisfaction, reached 72 in March 2020

•	1Q20 Gross Revenue is expected to increase >60% YoY reaching more than R$1.6 billion[2]

•	1Q20 Adjusted Net Margin is expected to increase >4pp YoY to >22%[2]

Note: for additional disclosure regarding these results please see XP’s presentation which was filed as a 6K and can be viewed on the investor relations website at https://investors.xpinc.com/.

1 Active clients is the total number of retail clients served through XP’s brands with an AUC above R$100.00 or that have transacted at least once in the last thirty days.

2 Preliminary results – please see Forward Looking Statements Disclaimer below.

Guilherme Benchimol, XP Inc.’s CEO stated, “We constantly strive to set XP apart. The current crisis is just one example of an opportunity for us to differentiate ourselves by getting closer to clients, enhancing our processes, becoming more efficient and, above all, reinforcing our values: Dream Big, Open Mind and Entrepreneurial Spirit. We believe the steep reduction in interest rates in Brazil will continue to drive rising demand for financial education, diversification and sophistication, with the introduction of our new financial services further broadening the opportunity ahead of us. Our team is united, prepared, and more confident than ever that we will come out of this crisis stronger than we entered.”

Business Update Web Meeting

XP will host a business update web meeting today at 17h ET (18h BRT). Bruno Constantino, Chief Financial Officer and Carlos Lazar, Head of Investor Relations, will provide detail on selected key performance indicators (KPIs) for 1Q20 in addition to a business update amid the coronavirus (COVID-19) pandemic. The web meeting will conclude with a question and answer session for investors and analysts moderated by Domingos Falavina, Equity Research Analyst at J.P. Morgan and Jorge Kuri, Equity Research Analyst at Morgan Stanley.

To participate in the web meeting please subscribe at:

https://zoom.us/webinar/register/WN_bEetpMW0S6aD0F20YNvKGQ

The replay will be available on XP’s investor relations website at https://investors.xpinc.com/.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements Disclaimer

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

The results for 1Q20 are preliminary, subject to completion, reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for 1Q20 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for 1Q20 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.

Contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

2